[OMEGA PROTEIN CORPORATION LETTERHEAD]

January 25, 2007

Via EDGAR and Facsimile (202) 772-9368

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Ms. Carmen Moncada-Terry

Re:	Omega Protein Corporation
Registration Statement on Form S-3, File No. 333-139402

Dear Mr. Schwall and Ms. Moncada-Terry:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Omega Protein Corporation (the “Company”), the registrant under the registration statement on Form S-3, File No. 333-139402 (the “Registration Statement”), respectfully requests that the Registration Statement be declared effective at 12:00 p.m., Washington, D.C. time, on January 29, 2007, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that: (1) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

OMEGA PROTEIN CORPORATION

/s/ John D. Held
John D. Held
Executive Vice President, General Counsel and Secretary